Exhibit 99.2

Canadian Solar Inc.

(the “Company”)

Annual General Meeting of Shareholders

June 23, 2021

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

The following sets forth a summary of matters voted upon at the annual general meeting of shareholders of the Company held on June 23, 2021 (the “Meeting”) and the outcome of the vote for each such matter.

1.	The number of directors was set at nine (9) with the following results:

	Votes Cast For	% Votes Cast For	Votes Against	% Votes Against
To set the number of directors at nine (9)	29,262,213	99.74%	76,086	0.26%

2.	The following persons were elected as directors of the Company to serve until the next annual general meeting of shareholders of the Company with the following results:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To elect directors for ensuing year
Shawn (Xiaohua) Qu	29,015,675	98.9%	322,624	1.10%
Karl E. Olsoni	29,189,849	99.49%	148,450	0.51%
Harry E. Ruda	23,536,319	80.22%	5,801,980	19.78%
Lauren C. Templeton	27,983,387	95.38%	1,354,912	4.62%
Andrew (Luen Cheung) Wong	24,973,397	85.12%	4,364,902	14.88%
Arthur (Lap Tat) Wong	24,948,750	85.04%	4,389,549	14.96%
Leslie Li Hsien Chang	29,235,767	99.65%	102,532	0.35%
Yan Zhuang	28,935,178	98.63%	403,121	1.37%
Huifeng Chang	26,728,148	91.10%	2,610,151	8.90%

3.	Deloitte Touche Tohmatsu Certified Public Accountants LLP was appointed as auditors of the Company for the ensuing year at remuneration to be fixed by the directors with the following results:

	Votes Cast For	% Votes Cast For	Votes Withheld	% Votes Withheld
To re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company for the ensuing year at remuneration to be fixed by the directors	35,745,090	99.43%	569	0.00%

Date: June 23, 2021